AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                             July-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              16-Jul-01
Current Calculation Date          10-Jul-01
Previous Payment Date             15-Jun-01
Previous Calculation Date         11-Jun-01
--------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
--------------------------------------------------------------------------------------------------------
                                        Prior           Deposits       Withdrawals       Balance on
                                       Balance                                        Calculation Date
                                      11-Jun-01                                          10-Jul-01
--------------------------------------------------------------------------------------------------------
Expense Account                        3,705,786.57     6,464,313.72   (4,535,937.00)      5,634,163.29
Collection Account                   105,364,732.15    16,243,197.42  (19,412,580.15)    102,195,349.42
Aircraft Purchase Account                         -                -               -                  -

 - Liquidity Reserve cash balance     85,952,152.00                      (222,500.00)     85,729,652.00
--------------------------------------------------------------------------------------------------------
Total                                109,070,518.72    22,707,511.14  (23,948,517.15)    107,829,512.71
--------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                          -
Interest Income                                                                                       -
Aircraft Purchase Payments                                                                            -
Economic Swap Payments                                                                                -
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                   -
--------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                               3,705,786.57
Transfer from Collection Account on previous Payment Date                                  6,451,070.25
Permitted Aircraft Accrual                                                                            -
Interim Transfer from Collection Account                                                              -
Interest Income                                                                               13,243.47
Balance on current Calculation Date
 - Payments on previous payment date                                                      (2,835,653.15)
 - Interim payments                                                                                   -
 - Other                                                                                  (1,700,283.85)
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                        5,634,163.29
--------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             105,364,732.15
Collections during period                                                                 16,243,197.42
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                (4,294,213.43)
 - Permitted Aircraft Modifications                                                                   -
Net Swap payments on previous Payment Date                                                (2,156,856.82)
Aggregate Note Payments on previous Payment Date                                         (12,961,509.90)
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      102,195,349.42
--------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                          65,000,000.00
Cash Held
 - Security Deposits                                                                      20,729,652.00
                                                                                     -------------------
 Liquidity Reserve Amount                                                                 85,729,652.00
                                                                                     -------------------

--------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   16-Jul-01
Current Calculation Date               10-Jul-01
Previous Payment Date                  15-Jun-01
Previous Calculation Date              11-Jun-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        107,829,512.71
Liquidity Reserve Amount                                                                         (85,729,652.00)
                                                                                              ------------------
Available Collections                                                                             22,099,860.71
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         8,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,433,932.94
     b)      Swap Payments other than subordinated swap payments                                   2,260,393.45
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        588,264.16
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        795,145.90
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,729,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             527,957.54
(xiv)        Class C Scheduled principal                                                             229,818.77
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        3,207,278.67
(xix)        Class E Primary Interest                                                              2,348,735.94
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         107,829,512.71
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,729,652.00
                                                                                              ------------------
                                                                                                  22,099,860.71
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                  16-Jul-01
Current Calculation Date              10-Jul-01
Previous Payment Date                 15-Jun-01
Previous Calculation Date             11-Jun-01
--------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
--------------------------------------------------------------------------------------------------
                                        Subclass      Subclass        Subclass         Total
Floating Rate Notes                        A-2           A-3            A-4           Class A

--------------------------------------------------------------------------------------------------
Applicable LIBOR                            3.98000%       3.98000%        3.98000%
Applicable Margin                            0.3200%        0.4600%         0.5200%
Applicable Interest Rate                    4.30000%       4.44000%        4.50000%
Day Count                                    Act/360        Act/360         Act/360
Actual Number of Days                             31             31              31
Interest Amount Payable                   586,221.07   2,160,183.33      687,528.54
Step-up Interest Amount Payable             NA            NA             NA
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Total Interest Paid                       586,221.07   2,160,183.33      687,528.54   3,433,932.94
--------------------------------------------------------------------------------------------------

Expected Final Payment Date               15-Dec-05     15-Jun-02        15-May-11
Excess Amortisation Date                  17-Aug-98     15-Feb-06        15-Aug-00

--------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00 565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 158,319,269.61 565,000,000.00  177,426,719.13 900,745,988.74
                                      ---------------------------------------------
--------------------------------------------------------------------------------------------------
Extended Pool Factors                         71.07%        100.00%         100.00%
Pool Factors                                  61.61%        100.00%          85.34%
--------------------------------------------------------------------------------------------------
Minimum Principal Payment                                        -                               -
Scheduled Principal Payment                        -              -               -              -
Supplemental Principal Payment          1,512,375.52              -    1,694,903.14   3,207,278.67
--------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     1,512,375.52              -    1,694,903.14   3,207,278.67
--------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                 -
- amount allocable to premium

--------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 156,806,894.09 565,000,000.00  175,731,815.99 897,538,710.07
--------------------------------------------------------------------------------------------------



5. Payments on the Notes by Subclass (continued)
----------------------------------------------------------------------------------- -------------------------------------------
                                         Subclass     Subclass        Total        Subclass     Subclass         Total
Floating Rate Notes                        B-1           B-2         Class B          C-1          C-2          Class C

----------------------------------------------------------------------------------- --------------------------------------------
Applicable LIBOR                            3.98000%       3.98000%                      3.98000%      3.98000%
Applicable Margin                            0.6000%        1.0500%                       1.3500%       2.0500%
Applicable Interest Rate                    4.58000%       5.03000%                      5.33000%      6.03000%
Day Count                                    Act/360        Act/360                       Act/360       Act/360
Actual Number of Days                             31             31                            31            31
Interest Amount Payable                   270,550.16     317,714.00                    381,938.08    413,207.82
Step-up Interest Amount Payable             NA            NA                             NA            NA
----------------------------------------------------------------------------------- --------------------------------------------
Total Interest Paid                       270,550.16     317,714.00      588,264.16    381,938.08     413,207.82      795,145.90
----------------------------------------------------------------------------------- --------------------------------------------

Expected Final Payment Date               15-Jul-13     15-Jul-08                   15-Jul-13     15-Jun-08
Excess Amortisation Date                  17-Aug-98     15-Aug-00                   17-Aug-98     15-Aug-00

----------------------------------------------------------------------------------- --------------------------------------------
Original Balance                       85,000,000.00  80,000,000.00                 85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance  68,599,843.22  73,351,530.36  141,951,373.59 83,215,947.07  79,577,817.96  162,793,765.02
----------------------------------------------------------------------------------- --------------------------------------------
Extended Pool Factors                         90.97%        100.00%                        99.80%       100.00%
Pool Factors                                  85.32%         99.48%                        97.49%        99.18%
----------------------------------------------------------------------------------- --------------------------------------------
Minimum Principal Payment                          -              -               -             -              -               -
Scheduled Principal Payment               255,142.33     272,815.21      527,957.54    137,689.54      92,129.23      229,818.77
Supplemental Principal Payment                     -              -               -             -              -               -
----------------------------------------------------------------------------------- --------------------------------------------
Total Principal Distribution Amount       255,142.33     272,815.21      527,957.54    137,689.54      92,129.23      229,818.77
----------------------------------------------------------------------------------- --------------------------------------------
Redemption Amount                                                                               -             -
- amount allocable to principal                                                                 -             -
- amount allocable to premium                                                                   -             -
---------------------------------------------------- ---------------------------------------------------------------------------

Closing Outstanding Principal Balance  68,344,700.89  73,078,715.16  141,423,416.05 83,078,257.52  79,485,688.73  162,563,946.25
---------------------------------------------------- ----------------------------------------- ---------------------------------




5. Payments on the Notes by Subclass (continued)

----------------------------------------------------
Fixed Rate Notes                           D-2
----------------------------------------------------
Applicable Interest Rate                   8.50000%
Day count                                    30/360
Number of Days                                   30
Interest Amount Payable                  708,333.33
----------------------------------------------------
Total Interest Paid                      708,333.33
----------------------------------------------------
Expected Final Payment Date               15-Mar-14
Excess Amortisation Date                  15-Jul-10
----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
----------------------------------------------------
Extended Pool Factors                       100.00%
Expected Pool Factors                       100.00%
----------------------------------------------------

--------------------------------------
Extended Amount                                   -
Expected Pool Factor Amount                       -
Surplus Amortisation
--------------------------------------

----------------------------------------------------
Total Principal Distribution Amount               -
----------------------------------------------------
Redemption Amount                                 -
- amount allocable to principal                   -
                                      --------------
- amount allocable to premium                     -
----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
----------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                      16-Jul-01
Current Calculation Date                  10-Jul-01
Previous Payment Date                     15-Jun-01
Previous Calculation Date                 11-Jun-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          16-Jul-01
End of Interest Accrual Period            15-Aug-01
Reference Date                            12-Jul-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           3.83000%    3.83000%    3.83000%   3.83000%    3.83000%     3.83000%   3.83000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.1500%     4.2900%     4.3500%    4.4300%     4.8800%      5.1800%    5.8800%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    158,319.27  565,000.00  177,426.72  68,599.84   73,351.53    83,215.95  79,577.82
Total Principal Payments                   1,512.38           -    1,694.90     255.14      272.82       137.69      92.13
Closing Outstanding Principal Balance    156,806.89  565,000.00  175,731.82  68,344.70   73,078.72    83,078.26  79,485.69

Total Interest                               586.22    2,160.18      687.53     270.55      317.71       381.94     413.21
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------

----------------------------------------------------------------------------------------------------------------